Exhibit 5.1

Opinion of McCarthy Tétrault LLP

November 5, 2008

World Heart Corporation
7799 Pardee Lane
Oakland, California
94621

Dear Sirs,

Re: Registration Statement of World Heart Corporation

We have acted as Canadian counsel to World Heart Corporation, a corporation incorporated under the laws of the Province of Ontario, Canada (the “Company”) in connection with the offer for resale in the United States of 12,950,000 common shares of the Company pursuant to a Registration Statement on Form S-3 (the “Registration Statement”) filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”).

We have examined such corporate records, agreements and other instruments and documents as we have deemed necessary as a basis for the opinion hereinafter expressed. As to questions of fact, material to such opinions, we have, when relevant facts were not independently established by us, relied on the documents we have examined or upon the certifications and representations of officers of the Company.  We have assumed the authenticity of all the documents presented to us as originals.

On July 31, 2008, the Company completed a private placement of 10,000,000 common shares of the Company to certain investors for aggregate gross proceeds of US$30 million pursuant to a recapitalization agreement dated as of June 20, 2008, as amended July 31, 2008, between the Company and certain investors (the “Agreement”).  As part of the Agreement, ABIOMED, Inc. converted its US$5,000,000 8% Secured Convertible Promissory Note for 2,866,667 common shares of the Company.  In addition, the Company issued warrants for the purchase of an aggregate of 2,500,000 pre-consolidation common shares of the company at an exercise price of US$0.11 per pre-consolidation share in connection with the Agreement to two advisors.

Based on the foregoing and having regard to the legal considerations which we deemed relevant (i) we are of the opinion that the 12,866,667 common shares of the Company have been duly and validly issued as fully paid and non-assessable common shares in the capital of the Company, and (ii) we are of the opinion that the 2,500,000 pre-consolidation of the common shares of the

Company when issued by the Company upon the due exercise of the Warrants in accordance with the terms of the Warrants and upon payment to the Company of the exercise price therefor, will be duly and validly issued as fully paid and non-assessable common shares of the Company.

We do not express any opinion as to any laws other than the laws of the Province of Ontario and the laws of Canada applicable therein.

We consent to the filing of this opinion as an exhibit to the Registration Statement and the reference to the name of our firm therein, without thereby admitting that we are “experts” under the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder for the purposes of any part of the Registration Statement.

Your very truly,

/s/ McCarthy Tétrault LLP

McCarthy Tétrault LLP